Exhibit 99.1

PRESS RELEASE

August 18, 2011

Eksportfinans with record high net i2nterest income in the first half-year of 2011

Eksportfinans’ underlying business operations performed well in the first half-year of 2011. Net interest income was a record NOK 732 million, which is NOK 38 million higher than in the first half-year of 2010.

High level of new disbursements of export related loans

New disbursements were NOK 14.9 billion in the first half-year of 2011, compared to NOK 15.3 billion for the corresponding period in 2010. The volume of outstanding export loans was NOK 103 billion at June 30, 2011 compared to NOK 99.8 billion at December 31, 2010 and NOK 94.5 billion at June 30, 2010.

The volume of Eksportfinans’ order book for export-related loans is solid. The probability adjusted order book was approximately NOK 30 billion at June 30, 2011, compared to NOK 31 billion at the end of the first half-year of 2010.

Investor interest

In May, Eksportfinans issued a five year global US dollar benchmark. Of the USD 1.25 billion transaction, 63 percent was bought by central banks.

Total new funding in the first half-year of 2011 amounted to NOK 33.7 billion through 244 individual bond issues compared to NOK 41.9 billion and 462 bond issues in the first half-year of 2010. Eksportfinans has a smaller funding requirement for 2011 and has therefore reduced issuance compared to previous periods.

Results

Eksportfinans had a total comprehensive income of NOK 110 million in the first half-year of 2011. The comparative total comprehensive income was NOK 176 million in the first half-year of 2010. Net profit excluding unrealized gains and losses was NOK 434 million in the first half-year of 2011, compared to NOK 415 million in the corresponding period in 2010. Net interest income was NOK 732 million in the first half-year of 2011. This was NOK 38 million higher than the corresponding period in 2010. The main reasons for the higher net interest income in 2011 is the preference share dividends expense accrued for in the first half of 2010.

Key figures:

	First half-year 2011	First half-year 2010
New loans disbursed	NOK 14.9 billion	NOK 15.3 billion
New bond debt issued	NOK 33.7 billion	NOK 41.9 billion
Total assets at end of period	NOK 205.6 billion	NOK 245.1 billion
Capital adequacy at end of period	17.2 %	13.3 %
Net interest income	NOK 732 million	NOK 694 million
Total comprehensive income *	NOK 110 million	NOK 176 million
Result excluding unrealized gains/losses on financial instruments	NOK 434 million	NOK 415 million

* Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity.

The complete first half-year report for 2011 is available at www.eksportfinans.no

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For further information, please contact:

President and CEO Gisèle Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no
EVP Director of Staff, Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no

Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.